Filed under Rule 425
under the Securities Act of 1933, as amended
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Filing by: Far Peak Acquisition Corporation
Subject Company: Far Peak Acquisition Corporation

Bullish exchange moves into private pilot on July 27

We are excited to announce that today – July 27 – we are launching a 7-week, private pilot program, a major step towards the public release of the Bullish exchange expected later in 2021. With simulated crypto assets and paper money, the private pilot provides us with an opportunity to source valuable feedback and input from select participants to facilitate a frictionless experience for our customers at launch.

The pilot offers a sampling of invited retail and institutional investors (who meet specific requirements) the opportunity to experience the Bullish trading interface and our proprietary Hybrid Order Book. Pilot participants will have access to features and services including spot trading, margin trading and new and unique ways to earn through Bullish Liquidity Pools. While the pilot will not involve feature gating nor require a full onboarding in this early phase, product functionality, exchange operation, and customer support will mimic conditions for the full launch.

To encourage participation and feedback, we’re awarding a total of US$525,000 in cash prizes for three eligible participants who compete in the featured paper trading games. Each game will have a US$175,000 pot, with a top prize of US$100,000. The 2nd and 3rd place winners will be awarded US$50,000 and US$25,000, respectively. If a winner is ineligible, we will donate the prize money to charity.

The private pilot is open for testing to invited users where permitted, and is expected to run from July 27, 2021 through September 13, 2021.

Here’s what we believe will set Bullish apart:

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Deep, predictable liquidity: Bullish’s proprietary Hybrid Order Book with a highly differentiated liquidity profile will bring liquidity pools together with traditional limit orders, all in one place. Designed to offer deep and predictable liquidity, Bullish will provide traders with greater certainty across highly variable market conditions.

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Earning at scale: Bullish Liquidity Pools allow users to manage balanced portfolios at scale and earn revenue for delivering high-quality liquidity to the market. These pools will be optimized to earn yield, generated from automated market making, spot trading, and safe margin lending.

•	Bullish plans to deploy a large portion of its multi-billion dollar treasury of balance sheet assets into Bullish liquidity pools to further strengthen the product offering of the platform.

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Secure, compliant, verifiable: Bullish is expected to be a regulated exchange, integrating best practices in cryptographic safeguards and compliance standards. Bullish will use EOSIO to securely execute and immutably record all financial movements on the platform. Cryptographic proof of this audit trail will be cross-hashed to the EOS public blockchain to facilitate externally verifiable state integrity – a first for exchange design.

We are excited to start this period of discovery and advancement with you. For invited participants, test it, enjoy it, and remember that it is still a pilot, so you may encounter some bugs and maintenance periods.

Visit Bullish.com to sign up to the waitlist.

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Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the Securities and Exchange Commission on December 3, 2020, the section entitled “Risk Factors” in FPAC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, as well as any further risks and uncertainties to be contained in the proxy statement / prospectus and any other material filed with the SEC after the date hereof. In addition, there may be additional risks that neither Far Peak or Bullish Global presently know, or that Far Peak or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement / prospectus with respect to the Business Combination. The definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about Bullish, FPAC and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of FPAC is set forth in FPAC’s IPO Prospectus dated December 2, 2020 filed with the Securities and Exchange Commission on December 3, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

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